Yorkville Securities, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1-1-25 (MM/DD/YY) AND ENDING 12-31-25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Yorkville Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1012 Springfield Avenue
(No. and Street)

Mountainside	NJ	07092
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Bowman	(201) 536-5132	tbowman@yorkvilleadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10-22-2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Timothy J Bowman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Yorkville Securities, LLC_____, as of __December 31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Yorkville Securities, LLC
(a limited liability company)
CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Members of Yorkville Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Yorkville Securities, LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Baker Tilly US, LLP

New York, New York
March 2, 2026

Yorkville Securities, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION
(Expressed in United States Dollars)

December 31, 2025

Assets

Cash and cash equivalents	$	26,291,279
Receivables from and deposits with clearing brokers		330,162
Warrants, at fair value		408,853
Accounts receivable		2,609,810
Total assets	$	29,640,104

Liabilities and Member's Equity

Due to related parties	$	2,626,852
Accounts payable and accrued expenses		1,173,124
Total liabilities		3,799,976
Member's equity		25,840,128
Total Liabilities and Member's Equity	$	29,640,104

1. Organization

Yorkville Securities LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on February 8th, 2024. The Company is a wholly owned subsidiary of Yorkville BD-Holdings LLC (the "Parent") which is wholly owned by Yorkville Advisors Global, LP ("YAG"), an investment advisor registered with the SEC.

On April 3rd, 2025, the Company's application to FINRA to register as a broker-dealer was approved and the Company became registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of the private placement of non-registered offerings, ATMS's, advisory services, and placement services for both marketing and promotional activities as well as prospective investment opportunities.

The Company does not hold customer funds or securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investments

ASC 820 Fair Value Measurement

Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access.

Level 2 - Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

2. Summary of Significant Accounting Policies (continued)

Valuation Techniques and Inputs

Warrants that are "in the money" are valued at intrinsic value based on the market price of the underlying equity and categorized as Level 2 in the fair value hierarchy.

Accounts Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. There were no accounts required to be reserved against as of December 31, 2024 or December 31, 2025. Further, there were no allowances, charge-offs, or recoveries of charged-off receivables during the year ended December 31, 2025.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the Current Expected Credit Losses ("CECL") framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

Cash

The majority of cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Receivables from and deposits with clearing brokers

The Company maintains a clearing deposit with Mirae Securities, LLC to support its brokerage operations and meet certain regulatory requirements.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statements for the Company to be taxed as a corporation. YAG is taxed as a partnership and files a consolidated tax return which includes the Parent and the company.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company has reviewed the Company's tax position and the results from operations and as a result of this review, the Company has determined there were no uncertain tax positions. For all open tax years and for all major taxing jurisdictions, the Company management has concluded there are no uncertain tax positions that would require recognition in the financial statement for the year ended December 31, 2025.

3. Transactions with Related Parties

During 2025, the Company entered into an Expense Sharing Agreement ("ESA") with YAG whereby YAG is to provide certain payroll, office and administrative services to the Company. As of December 31, 2025 there is an amount due to YAG in the amount of $2,626,852 on the accompanying Statement of Financial Condition.

YA II PN, LTD and YAG are significant clients of the Company. YAG is responsible for supporting the Company's regulatory capital requirements and the Company sources investments and/or conducts due diligence on their behalf.

4. Member's Equity

For the period ended December 31, 2025, the Company received $10,450,000 in cash contributions. In addition, the Company recorded distributions of $21,300,845 of which $18,412,972 was settled as a non cash distribution of capital.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital in the first 12 months shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $100,000 or 12 1/2% of aggregate indebtedness. At December 31, 2025, the Company had regulatory net capital of $22,760,121 which was $22,285,124 above the required net capital of $474,997. The Company's ratio of aggregate indebtedness to regulatory net capital was 16.7% at December 31, 2025.

6. Commitments and Contingencies

As of December 31, 2025, there were no claims or lawsuits brought by or against the Company.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2025 or during the year then ended.

9. Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"). The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in the ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 will be effective for the Company for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company was required to adopt this ASU in 2025; however, the Company is not subject to income taxes and thus this ASU has no material impact on the Company's financial statements.

9. Recent Accounting Pronouncements (continued)

In November 2024, the FASB issued ASU "2024-03", "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures" ("ASU 2024-03"). The ASU is intended to enhance the transparency and decision usefulness of income statement expense disclosures by requiring greater disaggregation of certain expense categories. ASU 2024-03 will be effective for the Company for annual periods beginning after December 15, 2026, though early adoption is permitted. The Company is still evaluating the impact that ASU 2024-03 will have on its financial statements, but the Company does not expect the amendments will require significant changes to its expense disclosures.

10. Subsequent Events

The Company evaluated and noted no subsequent events or transactions that occurred from January 1 2026, through March 2, 2026, the date these financial statements were issued, that would require recognition or disclosure in the financial statements. The Company distributed $14,800,000 of capital in January 2026.